Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut

Scott C. Durocher
Assistant Vice President
and Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

November 12, 2015

U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:       The Lincoln National Life Insurance Company
Lincoln Life Variable Annuity Account N (File No. 811-08517)
CIK No. 0001048606
Lincoln Investor Advantage® Variable Annuity (File No. 333-193272)
SEC Accession No. 0000726865-15-000361
Request for Withdrawal of Post-Effective Amendment No. 2 Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), The Lincoln National Life Insurance Company (the “Company”) and Lincoln Life Variable Annuity Account N (the “Separate Account”) hereby request the withdrawal of the above-referenced post-effective amendment to the registration statement on Form N-4, filed with the Securities and Exchange Commission on June 4, 2015 (the “Amendment”).

The Amendment has not yet become effective, but was to become effective on December 3, 2015. No securities were sold in connection with the Amendment. Therefore, the Company and the Separate Account respectfully request that an order be issued granting their request for withdrawal of the Amendment as soon as is practicable.

If you have any questions regarding this matter, please contact the undersigned at (860) 466-1222.

Sincerely,
Scott C. Durocher